Filed by Celestial Seasonings, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                   of the Securities and Exchange Act of 1934

                   Subject Company: Celestial Seasonings, Inc.
                           Commission File No. 0-22018



           The Hain Food Group, Inc., a Delaware corporation ("Hain")
             and Celestial Seasonings, Inc., a Delaware corporation
      ("Celestial"), jointly prepared the following Q&A in connection with a conference call with financial analysts held on March 6, 2000:



                                       Q&A


Strategic

Why did you undertake this consolidation?

     This exciting transaction further establishes Hain's leading position in the natural foods category which is fast growing and valued at $20 billion in the US alone. Hain has a major share in 12 of the top 15 categories in this market; by leveraging Celestial Seasonings' leading market position in specialty teas, The Hain Celestial Group will become the leader in the three top categories.

     The transaction combines Hain, with its experience in selling to specialty natural foods markets, and Celestial Seasonings which has great expertise in marketing expertise in the retail mass market. The combination creates tremendous growth opportunities while leveraging the combined selling and distribution strengths of both brand portfolios.

     In addition, Hain will capitalize upon the strategic alliance that it signed with Heinz in September 1999 by expanding distribution of Celestial Seasonings' specialty teas through Heinz's international and foodservice channels.

Why now?

     Celestial Seasonings is well-positioned, with leading brands in a rapidly expanding specialty market. In addition, Hain's growth and market position enabled us to undertake this merger. Our recent performance reflected record sales, exceptionally strong


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     demand from our key categories, allowing us to be in a strong position to undertake strategic transactions.

What are the terms of this transaction?

     Under the terms of the agreement, which was unanimously approved by the Boards of Directors of both companies, 1.265 shares of Hain common stock will be exchanged for each outstanding Celestial Seasonings share. The merger is expected to be accounted for as a pooling of interests and will be treated as a tax-free reorganization for all shareholders. Completion of the transaction, which is subject to the approval, of stockholders of both companies, and customary regulatory approvals, is expected to occur by approximately June 2000, the beginning of Hain's next fiscal year.

     Based on Hain's closing stock price on Friday, March 3, 2000, the transaction is valued at approximately $390 million, including the assumption of net debt.

What premium does that represent for Celestial Seasonings shareholders?

     Based on the closing stock prices on Friday, March 3, 2000, the premium would be approximately 15.4%. Based on the average trading ratios of the stocks of the two companies over the past year, the 1.265 exchange ratio represents an approximately 35% premium.

Isn't that premium too high?

     Not in our view. It is consistent with other premiums paid. Again, keep in mind that this is a stock-for-stock exchange with fixed exchange ratios. Celestial shareholders have received 37% of the combined company, which is less than the amount of net income that they contribute. Given Celestial Seasonings' preeminence in its market and the anticipated growth in demand for green and wellness teas, in which Celestial Seasonings is the recognized leader, we believe that this is an excellent investment.

Is there a collar?

     No. The transaction has been structured as a fixed exchange ratio deal.

Does this transaction require shareholder approval?

     Yes. The merger requires the approval of a majority of Celestial Seasonings and Hain shareholders, respectively.


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How much Celestial Seasonings stock is held by insiders?

     Mo Siegel holds 4.9%; Steve Hughes holds 2.6% - including these two holdings, the entire insider group owns 10% including the effect of options.

How will Celestial Seasonings benefit from being part of Hain?

     Celestial Seasonings will benefit from the cross-fertilization of its distribution channels and products. The merger combines Hain's strong natural foods brands with Celestial's leading market presence in the food, drug and retail mass market channel. The companies' distribution infrastructure includes Celestial Seasonings' 80% of sales through retail mass market channels and Hain's 60% through natural food channels. The merger will propel distribution of Hain's high volume products to grocery stores.

     Furthermore, Hain's alliance with Heinz will provide valuable benefits to The Hain Celestial Group by expanding distribution of Celestial Seasonings' specialty teas through Heinz's international and foodservice channels.

What synergies do you expect from this merger?

     This is a tremendous strategic combination that will help our two companies reach new heights together. We expect to see both top-line and cost savings synergies. Our complementary distribution channels will help drive upward sales of all our products, particularly by channel leveraging through growth opportunities in increased grocery revenue. The companies anticipate pre-tax cost savings of $5-10 million over the next two year from increased cost efficiencies in areas such as procurement. In addition, we hope that the new company will benefit from increased market capitalization, enhanced credit and a greater share float.

Who approached whom on this transaction and when?

     The transaction is the fruition of Irwin Simon and Mo Siegel's long-time vision that combining forces made sense and that the time was right given each company's growth.

Will the investment be immediately accretive to EPS? Moderately or significantly? By how much?

     The transaction will be accretive to Hain's EPS in the first year of combined operations, excluding non-recurring merger-related costs.


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When will the deal close?

     Subject to the approval of stockholders of both companies and customary regulatory approval, the deal is expected to close by approximately June 2000, the beginning of Hain's fiscal year 2001.

Will you issue more stock to do this deal?

     No. The transaction is based on a fixed exchange ratio, giving Celestial Seasonings shareholders' 37.1% of our stock on a fully diluted basis.

What will be the role of the current Celestial Seasonings management?

     Celestial Seasonings' management and employees are a critical part of this merger. Celestial's management will continue to work out of the Boulder facility and will have a critical role in both the integration phase of the two companies and in contributing to the rapid acceleration of Hain's strategy that this merger will facilitate. In particular, Mo Siegel will become vice-chairman of the Hain Celestial Group, and will join the Hain Board of Directors. Two other members of Celestial Seasonings' Board will join the Board of Hain.

If Celestial Seasonings management is expected to continue with the company, have they signed employment contracts?

     Senior management at Hain currently do not have management contracts signed, and we do not anticipate that changing; Celestial's senior management have pre-existing employment contracts that will continue.

Will the composition of Hain's Board of Directors change as a result of this deal?

     Yes - 3 Celestial Seasonings Directors will join Hain's Board of Directors, which will increase from 8 to eleven.

How is Hain funding its merger of Celestial Seasonings?

     This is an all-stock transaction [except for funding fractional shares].

Hain

How will this affect your balance sheet?

     Total debt will be $59.6 million; cash will be $3.1 million. Working capital will be $50.1 million. In addition, interest coverage ratios all become stronger.


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What attracted you to Celestial Seasonings?

     Celestial Seasonings has one of the most recognized brand names in the food market. This merger creates a powerhouse in the natural foods industry and immediate value for the shareholders of both companies. The transaction combines Hain, with its experience in selling to specialty natural foods markets, and Celestial Seasonings, which has great expertise in marketing expertise in the retail mass market. The combination consolidates Hain's position at the top of the natural foods market, gives us leadership in the fast-growing category of specialty teas, and creates tremendous growth opportunities while leveraging the combined selling and distribution strengths of both brand portfolios.

How do you see Hain leveraging this merger?

     We intend to leverage Celestial Seasonings' leading market position in specialty teas to further establish our leading position in the major natural foods categories. We already have a major share in 12 of the top 15 categories, and with Celestial Seasonings we will assume a leadership position in each of the top three categories. We will also capitalize on the strategic alliance that we signed with Heinz in September 1999 by expanding distribution of Celestial Seasonings' specialty teas through Heinz's international and foodservice channels. Finally, we expect tremendous growth opportunities from combining the selling and distribution strengths of both brand portfolios.

This is Hain's largest merger or acquisition to date - do you fear you have bitten off more than you can chew?

     No.

Did Heinz encourage you to do this deal?

     Heinz recognized the innate strengths of this transaction, and is as enthusiastic as we are about this merger. Our Board of Directors, that includes 2 members of Heinz' senior management team, approved this transaction unanimously.

Can we expect further mergers in the near term?

     The company will continue to pursue its strategic objectives aggressively in many forms, including additional acquisitions. However, I'm sure you understand that as a matter of policy, we do not comment on the possibility of future transactions.


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What characterizes the cultures of the two companies? Are they compatible?

     The two companies cultures are very complementary. Both Hain and Celestial Seasonings are committed to providing customers with a full range of natural foods. We couldn't be happier about the cultural fit.

Celestial Seasonings

How do you expect to take advantage of Hain's resources?

     We intend to leverage Hain's sales and distribution infrastructure in the natural foods channel to distribute Celestial Seasonings' products. In addition, we will accelerate our distribution of tea through Heinz and Hain's existing international and foodservice market infrastructures.

You have been mentioned as an attractive candidate for a strategic transaction - why did you go with Hain?

     Hain is the leader in the natural and organic foods segments, and has a complementary culture.

What will happen to Celestial Seasonings' senior management?

     Celestial Seasonings management and employees are a critical part of this merger. We intend to play a full and active role in The Hain Celestial Group.

Doesn't cost savings mean job losses? If so, how many?

     There will be some cost savings, but it is too early to speculate on the nature or size of any possible changes.

Statements made in this Document that state the intentions, beliefs, expectations or predictions of The Hain Food Group, Celestial Seasonings, Inc. or their respective managements for the future are forward-looking statements. It is important to note that actual results could differ materially from those projected in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in forward-looking statements is contained from time to time in filings of each of The Hain Food Group and Celestial Seasonings, Inc. with the U.S. Securities and Exchange Commission. Copies of these filings may be obtained by contacting The Hain Food Group or Celestial Seasonings, Inc. as applicable, or the SEC.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO (THE "JOINT PROXY STATEMENT/PROSPECTUS") WHICH WILL BE PREPARED BY THE HAIN FOOD GROUP


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                                      -7-


AND CELESTIAL SEASONINGS, INC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN INFORMATION IMPORTANT TO INVESTORS. WHEN COMPLETED, THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE SHAREHOLDERS OF EACH COMPANY. COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FOR FREE BY CONTACTING THE HAIN FOOD GROUP OR CELESTIAL SEASONINGS, INC. OR AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

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